UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
March 31, 2021
of Management Investment Companies           Estimate average
burden hours
                                               per response .
.. . . . 2.00

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------
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1. Investment Company Act File Number:        Date examination
completed:

811-08236	                                  September 30,
2017

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2. State Identification Number: IL

AL             AK             AZ             AR             CA
CO
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

Northern Funds
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4. Address of principal executive office
(number,street,city,state,zip code):

50 South La Salle, Chicago, IL 60603

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Trustees of Northern Funds
We have examined management's assertion, included in the accompanying Management's Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Northern Funds (collectively, the "Company"), comprised of the funds listed in the attached Appendix A, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of September 30, 2017. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2017, and with respect to agreement of security purchases and sales, for the period from June 30, 2017 (the date of our last examination) through September 30, 2017:
1. Confirmation of all securities held in book entry form on behalf of Northern Trust ("NT"), the Company's custodian, by the Federal Reserve Bank of Kansas City and The Depository Trust Company, without prior notice to management;

2. Confirmation and verification through a review of documents or electronic files provided by NT or verification of the subsequent settlement to cash records provided by NT of 91% of all securities held in book entry form by various foreign sub-custodians, by various agent banks, by Canadian Depository for Securities, or by CRESTCo;

3. Reconciliation of all such securities to the books and records of the
Company and NT;

4. Confirmation of 19 out of 31 repurchase agreements with brokers/banks and agreement of respective underlying collateral with NT's records;

5. Confirmation of 5 out of 17 securities pledged as collateral for futures contracts with brokers;

6. Agreement of all securities pledged as collateral for futures contracts not confirmed to broker statements; and

7. Agreement of 13 security purchases and 13 security sales or maturities since our last report from the books and records of the Company to the subsequent settlement in cash records provided by NT.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that the Northern Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2017 with respect to securities reflected in the investment accounts of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Northern Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
October 25, 2018


APPENDIX A
Northern Funds
1.	Active M Emerging Markets Equity Fund
2.	Active M International Equity Fund
3.	Active M U.S. Equity Fund
4.	Arizona Tax Exempt Fund
5.	Bond Index Fund
6.	California Intermediate Tax Exempt Fund
7.	California Tax Exempt Fund
8.	Core Bond Fund
9.	Emerging Market Equity Index Fund
10.	Fixed Income Fund
11.	Global Real Estate Index Fund
12.	Global Sustainability Index Fund
13.	Global Tactical Asset Allocation Fund
14.	High Yield Fixed Income Fund
15.	High Yield Municipal Bond Fund
16.	Income Equity Fund
17.	Intermediate Tax Exempt Bond Fund
18.	International Equity Fund
19.	International Equity Index Fund
20.	Large Cap Core Fund
21.	Large Cap Value Fund
22.	Mid Cap Index Fund
23.	Multi Manager Global Real Estate Fund
24.	Money Market Fund
25.	Multi Manager Emerging Markets Debt Opportunity Fund
26.	Multi Manager Global Listed Infrastructure Fund
27.	Multi Manager High Yield Opportunity Fund
28.	Municipal Money Market Fund
29.	Short Bond Fund
30.	Short Intermediate Tax Exempt Fund
31.	Short Intermediate U.S. Government Fund
32.	Small Cap Core Fund
33.	Small Cap Index Fund
34.	Small Cap Value Fund
35.	Stock Index Fund
36.	Tax Exempt Bond Fund
37.	Tax Advantaged Ultra Short Fixed Income Fund
38.	U.S. Government Fund
39.	U.S. Government Money Market Fund
40.	U.S. Government Select Money Market Fund
41.	U.S. Treasury Index Fund
42.	Ultra Short Fixed Income Fund



Management Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940

We, as members of management of Northern Funds (collectively, the "Company"), comprised of the funds listed in the attached Appendix A, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2017, and from June 30, 2017 (the date of last examination) through September 30, 2017.
Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2017, and from June 30, 2017 (the date of last examination) through September 30, 2017, with respect to securities reflected in the investment accounts of the Company.

Northern Funds
By:
/s/ Peter Ewing
Peter Ewing
President, Northern Funds

/s/ Randal Rein
Randal Rein
Treasurer, Northern Funds



APPENDIX A
Northern Funds
1.	Active M Emerging Markets Equity Fund
2.	Active M International Equity Fund
3.	Active M U.S. Equity Fund
4.	Arizona Tax Exempt Fund
5.	Bond Index Fund
6.	California Intermediate Tax Exempt Fund
7.	California Tax Exempt Fund
8.	Core Bond Fund
9.	Emerging Market Equity Index Fund
10.	Fixed Income Fund
11.	Global Real Estate Index Fund
12.	Global Sustainability Index Fund
13.	Global Tactical Asset Allocation Fund
14.	High Yield Fixed Income Fund
15.	High Yield Municipal Bond Fund
16.	Income Equity Fund
17.	Intermediate Tax Exempt Bond Fund
18.	International Equity Fund
19.	International Equity Index Fund
20.	Large Cap Core Fund
21.	Large Cap Value Fund
22.	Mid Cap Index Fund
23.	Multi Manager Global Real Estate Fund
24.	Money Market Fund
25.	Multi Manager Emerging Markets Debt Opportunity Fund
26.	Multi Manager Global Listed Infrastructure Fund
27.	Multi Manager High Yield Opportunity Fund
28.	Municipal Money Market Fund
29.	Short Bond Fund
30.	Short Intermediate Tax Exempt Fund
31.	Short Intermediate U.S. Government Fund
32.	Small Cap Core Fund
33.	Small Cap Index Fund
34.	Small Cap Value Fund
35.	Stock Index Fund
36.	Tax Exempt Bond Fund
37.	Tax Advantaged Ultra Short Fixed Income Fund
38.	U.S. Government Fund
39.	U.S. Government Money Market Fund
40.	U.S. Government Select Money Market Fund
41.	U.S. Treasury Index Fund
42.	Ultra Short Fixed Income Fund